EXHIBIT 99.2

REGISTRANT’S AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

MAG SILVER CORP. Consolidated Financial Statements (expressed in US$) For the year ended December 31, 2013 Dated: March 27, 2014

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 27, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MAG Silver Corp.

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Accountants
March 27, 2014
Vancouver, Canada

MAG SILVER CORP.
Consolidated Statements of Financial Position

(expressed in US$ dollars unless otherwise stated)	December 31, 2013	December 31, 2012

ASSETS

CURRENT
Cash	$25,050,948	$40,621,158
Accounts receivable (Note 3)	982,673	572,295
Marketable securities (Note 4)	486,700	430,806
Prepaid expenses	280,883	183,907
TOTAL CURRENT ASSETS	26,801,204	41,808,166
EQUIPMENT (Note 5)	78,610	102,941
INVESTMENT IN ASSOCIATE (Note 6)	23,093,221	19,502,181
EXPLORATION AND EVALUATION ASSETS (Note 7)	55,410,761	69,137,552
OPTION TO ACQUIRE MINERAL INTEREST (Note 7(f))	1,065,075	-
TOTAL ASSETS	$106,448,871	$130,550,840

LIABILITIES

CURRENT
Trade and other payables	$830,989	$1,315,261
COMMITMENTS (Notes 7 and 14)

DEFERRED INCOME TAXES (Note 15)	4,234,722	-

TOTAL LIABILITIES	5,065,711	1,315,261

EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at December 31, 2013 - 60,141,718 (Dec. 31, 2012 - 60,023,835)	179,579,878	178,387,343
Share option reserve	16,700,933	14,030,576
Accumulated other comprehensive income	1,040,983	3,389,586
Deficit	(95,938,634)	(66,571,926)
TOTAL EQUITY	101,383,160	129,235,579
TOTAL LIABILITIES AND EQUITY	$106,448,871	$130,550,840

SUBSEQUENT EVENTS (Note 16)

ON BEHALF OF THE BOARD (approved on March 27, 2014)

/s/ "Derek White"	/s/ "Eric Carlson"
Derek White, Director	Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(expressed in US$ dollars unless otherwise stated)

	For the	For the
	year ended	year ended
	December 31	December 31
	2013	2012
EXPENSES
Accounting and audit	$521,123	$661,079
Amortization	35,751	44,301
Filing and transfer agent fees	196,829	170,470
Foreign exchange gain	(1,525,770)	(329,076)
General office expenses	854,279	1,270,000
Legal	254,351	1,170,247
Placement fees	354,583	8,028
Management and consulting fees	2,184,260	2,249,385
Exploration and evaluation costs written off (Note 7)	16,998,885	3,364,479
Share based payment expense (Note 8)	3,014,711	3,409,001
Shareholder relations	350,521	764,643
Travel	295,222	380,998
	23,534,745	13,163,555
INTEREST INCOME	175,995	213,742
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES (Note 4)	(243,112)	(204,561)
EQUITY PICK UP FROM ASSOCIATE (Note 6)	(1,534,769)	-
LOSS FOR THE YEAR BEFORE INCOME TAX	$(25,136,631)	$(13,154,374)

DEFERRED INCOME TAX (EXPENSE) RECOVERY (Note 15)	(4,234,722)	840,052
LOSS FOR THE YEAR	$(29,371,353)	$(12,314,322)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	(2,394,578)	321,340
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF TAXES (Note 4)	50,620	(65,559)
RECLASSIFICATION OF UNREALIZED LOSSES (Note 4)	-	204,561
	(2,343,958)	460,342

TOTAL COMPREHENSIVE LOSS	$(31,715,311)	$(11,853,980)

BASIC AND DILUTED
LOSS PER SHARE	$(0.49)	$(0.22)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED	60,132,319	57,082,723

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(expressed in US$ unless otherwise stated)						Accumulated
					Unrealized	other
	Common shares		Share	Currency	gain (loss) on	comprehensive
	without par value		Option	translation	marketable	income (loss)		Total
	Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity

Balance, January 1, 2012	55,667,139	$139,021,383	$13,250,112	$3,044,372	$(115,128)	$2,929,244	$(54,257,604)	$100,943,135
Stock options exercised (Note 8a & b)	830,486	8,079,607	(2,628,537)	-	-	-	-	5,451,070
Share based payment								-
expense (Note 8b)	-	-	3,409,001	-	-	-	-	3,409,001
Issued for cash	3,526,210	31,286,353	-	-	-	-	-	31,286,353

Currency translation adjustment	-	-	-	321,340	-	321,340	-	321,340
Unrealized loss on marketable
securities (Note 4)	-	-	-	-	(65,559)	(65,559)	-	(65,559)
Reclassification of
unrealized losses (Note 4)	-	-	-	-	204,561	204,561	-	204,561
Net loss	-	-	-	-	-	-	(12,314,322)	(12,314,322)
Total Comprehensive Loss	-	-	-	321,340	139,002	460,342	(12,314,322)	(11,853,980)

Balance, December 31, 2012	60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579
Stock options exercised (Note 8a & b)	117,883	1,192,535	(344,354)	-	-	-	-	848,181
Share based payment								-
expense (Note 8b)	-	-	3,014,711	-	-	-	-	3,014,711
Issued for cash	-	-	-	-	-	-	-	-

Currency translation adjustment	-	-	-	(2,394,578)	-	(2,394,578)	-	(2,394,578)
Unrealized gain on marketable
securities (Note 4)	-	-	-	-	50,620	50,620	-	50,620
Net loss	-	-	-	-	-	-	(29,371,353)	(29,371,353)
Total Comprehensive Loss	-	-	-	(2,394,578)	50,620	(2,343,958)	(29,371,353)	(31,715,311)

Balance, December 31, 2013	60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	$101,383,160

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(expressed in US dollars unless otherwise stated)
	For the	For the
	year ended	year ended
	December 31	December 31
	2013	2012

OPERATING ACTIVITIES
Loss for the year	$(29,371,353)	$(12,314,322)
Items not involving cash:
Amortization (Note 5)	35,751	44,301
Deferred income tax (expense) recovery (Note 15)	4,234,722	(840,052)
Equity pick up from Associate (Note 6)	1,534,769	-
Exploration and evaluation assets written off (Note 7)	16,998,885	3,364,479
Impairment of investment in available-for-sale securities (Note 4)	243,112	204,561
Share based payment expense (Note 8)	3,014,711	3,409,001
Unrealized foreign exchange gain	(1,529,421)	(325,756)

Changes in operating assets and liabilities
Accounts receivable	(410,378)	232,811
Prepaid expenses	(96,976)	(77,152)
Trade and other payables	(258,096)	(99,176)
Net cash used in operating activities	(5,604,275)	(6,401,305)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(5,166,251)	(4,577,611)
Exploration and evaluation expenditures (Note 7)	(3,574,950)	(11,981,221)
Expenditures under Option to acquire Mineral interest (Note 7)	(988,393)	-
Purchase of equipment and leasehold improvements (Note 5)	(17,441)	(4,132)
Purchase of marketable securities	(263,705)	-
Net cash used in investing activities	(10,010,741)	(16,562,964)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options (Note 8)	848,181	5,451,070
Issuance of common shares, net of share issue costs (Note 8)	-	31,286,353
Net cash from financing activities	848,181	36,737,423

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(803,376)	630,595

DECREASE IN CASH	(15,570,210)	14,403,749
CASH, BEGINNING OF YEAR	40,621,158	26,217,409
CASH, END OF YEAR	$25,050,948	$40,621,158

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

1.           NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to the TSX on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties in Mexico that it has staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

(a)           Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2013 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see notes 2 (b) and 2 (g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$, with the exception of the parent entity which has a Canadian dollar (“C$”) functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

An option agreement to exercise the acquisition in shares of an entity, which holds an underlying mineral property interest, is a financial instrument.  The option derivative is measured at fair value at each reporting period, unless the value of the derivative is not reliably measurable at which point the investment is recognized at its cost.

(f)           Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  If the option agreement relates to the acquisition in shares of an entity, which holds an underlying mineral property interest, the option to acquire the shares in another entity is a financial instrument (see (e) Financial instruments above).  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at December 31, 2013 or December 31, 2012.

(k)          Functional currency and presentation currency

The functional currency of the parent company MAG is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The Company’s reporting and presentation currency is the US$.

(l)           Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

As at December 31, 2013, the Company had 4,304,958 (December 31, 2012: 3,963,717) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2013:

IAS 1, Presentation of Financial Statements. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The Company has amended its consolidated statement of comprehensive loss for the year in these consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive loss, there is no net impact on the Company’s comprehensive loss.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Adoption of IFRS 10 did not have an effect on the Company’s consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any subsidiaries or the associate.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.  IAS 28 as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard).

The Company completed an analysis of its investment in Minera Juanicipio to determine the appropriate accounting treatment under IFRS 11 and IAS 28, and to assess whether there would be any changes required from the previous equity method of accounting.  Based on the analysis, the Company has concluded that it does not have control or joint control over Minera Juanicipio, but rather continues to have significant influence over it.  Accordingly, the accounting treatment as an “Investment in Associate” remains unaffected, and the adoption of IFRS 11 and IAS 28 did not effect on the Company’s consolidated financial statements for any of the periods presented.

IFRS 12 Disclosure of Involvement with Other Entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. Accordingly, the Company has included additional disclosures about interests in other entities in these consolidated financial statements, and has included summarized financial information for significant associates.

IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

This standard has no significant accounting impact on the Company.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. This standard does not mandate which entities produce separate financial statements and it has no impact on the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

•
IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

•
IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

The Company has not early adopted these standards and is currently evaluating the impact, if any, that these standards may have on its consolidated financial statements.

3.           ACCOUNTS RECEIVABLE

	Dec. 31, 2013	Dec. 31, 2012
Goods and services tax ("GST") recoverable	$15,481	$73,965
Mexican value added tax ("IVA") recoverable	958,204	478,944
Interest receivable and other	8,988	19,386
	$982,673	$572,295

All amounts are expected to be recovered within a year.

4.	MARKETABLE SECURITIES

At December 31, 2013, the Company holds marketable securities designated as available-for-sale securities as follows:

	December 31, 2013		December 31, 2012

	Cost	Fair Value	Fair Value
Available-for-sale securities	878,965	486,700	430,806

During the year ended December 31, 2013, the Company recorded an unrealized gain in other comprehensive income (loss), net of tax, of $50,620 (unrealized loss of $65,559 for the year ended December 31, 2012) on marketable securities designated as available-for-sale instruments.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. As of the reporting date of June 30, 2013, after management’s review of its marketable securities and based on objective evidence of significant or prolonged decline in fair value, an impairment of $243,112 (2012: $204,561) was recognized in the consolidated statement of loss.  The subsequent increase and partial recovery in value in these same marketable securities in the six months ended December 31, 2013 of $79,657 net of tax, is included in the unrealized gain of $50,620 on marketable securities in other comprehensive income (loss).

5.             EQUIPMENT

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2012	$241,420	$159,312	$7,538	$408,270
Additions	4,132	-	-	4,132
Translation adjustment	5,360	3,532	167	9,059
Balance as at December 31, 2012	$250,912	$162,844	$7,705	$421,461
Additions	7,900	9,541	-	17,441
Translation adjustment	(16,379)	(10,795)	(497)	(27,671)
Balance as at December 31, 2013	$242,433	$161,590	$7,208	$411,231

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2012	$148,787	$115,898	$3,390	$268,075
Amortization for the year	29,518	13,250	1,533	44,301
Translation adjustment	3,430	2,631	83	6,144
Balance as at December 31, 2012	$181,735	$131,779	$5,006	$318,520
Amorization for the period	22,417	11,846	1,488	35,751
Translation adjustment	(12,422)	(8,858)	(370)	(21,650)
Balance as at December 31, 2013	$191,730	$134,767	$6,124	$332,621

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2012	$69,177	$31,065	$2,699	$102,941
At December 31, 2013	$50,703	$26,823	$1,084	78,610

6.            INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

		Dec. 31, 2013	Dec. 31, 2012
	Joint venture oversight expenditures incurred 100% by MAG	238,251	879,851
	Cash contributions to Minera Juanicipio (1)	4,928,000	3,697,760
	Total for the current year	5,166,251	4,577,611
	Equity pick up of current loss for the year (2)	(1,534,769)	-
	Balance, January 1, 2013 and 2012	19,502,181	14,910,985
		$23,133,663	$19,488,596
	Translation adjustment	(40,442)	13,585
	Balance, end of year	$23,093,221	$19,502,181

(1)	Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2)	Represents the Company's 44% share of Minera Juanicipio's loss for the year,
	as determined by the Company.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	Dec. 31, 2013	Dec. 31, 2012

Cash and short term investments	$2,221,313	$2,404,381
IVA and other receivables	2,226,360	1,284,550
Current assets	4,447,673	3,688,931
Minerals, surface rights and exploration expenditures	46,508,163	35,997,848

Payables to Peñoles and other vendors	(188,353)	(77,325)

Deferred income tax liability	(3,488,112)	-

Shareholders' equity	(47,279,371)	(39,609,454)

	Year ended	Year ended
	Dec. 31, 2013	Dec. 31, 2012

Deferred income tax expense	(3,488,112)	-

Net Loss after deferred income taxes	(3,488,112)	-

MAG's 44% equity pick up	(1,534,769)	-

Evaluation and exploration expenditures and initial development expenditures, incurred directly by Minera Juanicipio for the year ended December 31, 2013 amounted to $10,510,000 (December 31, 2012: $5,153,997).

There are no significant operating expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.  However, the Mexican government enacted a tax reform on December 11, 2013, and introduced a 7.5% mining royalty effective January 1, 2014 (see Note 15). As a result, Minera Juanicipio recorded a deferred tax expense for the year ended December 31, 2013 of $3,488,122 (2012: Nil) relating to the initial recognition impact of the mining royalty. The deferred tax expense and the corresponding deferred income tax liability of $3,488,122 are non-cash items, and will be drawn down to $nil over the life of mine as the mine and its related assets are depleted or depreciated.

7.	EXPLORATION AND EVALUATION ASSETS AND OPTION TO ACQUIRE MINERAL INTEREST

The Company has the following exploration and evaluation assets, including an option to acquire up to 70% of a company which holds the Salamandra property:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

	Year ended December 31, 2013
	Cinco de	Lagartos	(Batopilas)
	Mayo (a)	Properties (b)	Don Fippi (c)	Guigui (d)	Other (e)	Total	Salamandra (f)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$20,000	$-	$-	-	$178,471	$198,471	$173,268
Camp costs	192,811	23,907	11,324	1,637	4,377	234,056	129,525
Drilling & drilling preparation	78,919	-	-	-	-	78,919	32,013
Geochemical	34,723	1,191	-	-	-	35,914	36,118
Geological	1,000,497	84,297	55,467	12,069	21,919	1,174,249	390,367
Geophysical	13,238	-	-	2,433	-	15,671	7,498
Gov't fees and licenses	153,192	374,689	42,367	93,817	183,209	847,274	36,488
Metallurgical	34,106	-	-	-	-	34,106	-
Site administration	447,775	3,760	3,665	578	1,224	457,002	228,378
Transport and shipping	96,945	3,988	2,625	1,553	200	105,311	11,496
Travel	77,013	2,041	6,902	2,557	2,608	91,120	19,924
Total for the period	2,149,219	493,873	122,350	114,644	392,008	3,272,094	1,065,075
Balance January 1, 2013	43,932,956	12,148,613	6,189,294	2,902,298	3,964,391	69,137,552	-
Less: Amounts written off	-	(12,642,486)	-	-	(4,356,399)	(16,998,885)	-
Balance, December 31, 2013	$46,082,175	$-	$6,311,644	$3,016,942	$-	$55,410,761	$1,065,075

	Year ended December 31, 2012
	Cinco de	Lagartos	(Batopilas)
	Mayo (a)	Properties (b)	Don Fippi (c)	Esperanza	Guigui (d)	Other (e)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$20,000	$-	$-	$175,739		$81,132	$276,871
Camp costs	388,230	27,416	4,093	56,078	-	56,969	532,786
Drilling & drilling preparation	4,768,598	96,420	-	857,168		107,291	5,829,477
Geochemical	850,916	27,717	-	18,349		46,755	943,737
Geological	1,796,736	58,638	14,272	221,266		89,779	2,180,691
Geophysical	-	-	-	-		-	-
Gov't fees and licenses	96,615	806,107	24,524	109,675	49,484	210,829	1,297,234
Metallurgical	34,579	-	-	-		-	34,579
Site administration	155,732	2,983	2,497	18,140	-	10,316	189,668
Transport and shipping	103,623	5,576	4,203	8,228		7,611	129,241
Travel	114,850	2,371	4,198	7,092	-	6,896	135,407
Total for the year	8,329,879	1,027,228	53,787	1,471,735	49,484	617,578	11,549,691
Balance January 1, 2012	35,603,077	12,017,484	6,135,507	996,645	2,852,814	3,346,813	60,952,340
Less amounts written off	-	(896,099)	-	(2,468,380)	-	-	(3,364,479)
Balance, Dec. 31, 2012	$43,932,956	$12,148,613	$6,189,294	$-	$2,902,298	$3,964,391	$69,137,552

Included in exploration and evaluation assets at December 31, 2013 are trade and other payables of $334,789 (December 31, 2012: $560,964), a non-cash investing activity.

(a)          Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000 for the concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000 for the concessions.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $40,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $140,000 in stages through 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is currently awaiting formal title to the surface rights as certain members of the Ejido have since challenged the purchase, and prevented the Company from obtaining surface access permission required as part of a new Federal Government exploration permit process.  The Company believes this is a temporary delay and is working to permanently resolve the access issue with the Ejido.

To December 31, 2013, the Company has incurred $46,082,175 on exploration and evaluation costs on the property.

(b)           Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on various mining claims on the Fresnillo trend to the northwest (“Lagartos NW” and “Lagartos V”) and to the southeast (“Lagartos SE” and the Lagartos 5”) of the Juanicipio property, (collectively the “Lagartos Properties”).  To December 31, 2013, the Company has incurred $12,642,486 on exploration and evaluation expenditures on the Lagartos properties.

With the strategic refocusing by the Company on its core properties, the claims to the northwest (the ‘Lagartos NW’), the southeast (the ‘Lagartos SE’) and ‘Lagartos V’ claims, totaling $12,642,486) were written off in the year and the associated mining concessions were since not renewed.

At December 31, 2012 the Company wrote-off expenditures related to a claim to the northeast (the ‘Lagartos X’ claim) for an amount of $896,099, as exploration results failed to meet the Company’s criteria for maintaining the property.

(c)          Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the net smelter returns obtained from the property. To December 31, 2013, the Company has incurred $6,311,644 on exploration and evaluation costs on the property.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(d)         Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed and obtained an additional 3,800 hectare “Guiguito” concession in July 2013, and the combined property now consists of roughly 8,300 hectares.

To December 31, 2013, the Company has incurred $3,016,942 on exploration and evaluation costs on the property.

(e)           Other Properties

Other properties consist of the 100% owned Lorena and Nuevo Mundo claims, and the Mojina claims under an option earn in agreement, all in Mexico. Cumulatively, the Company had incurred $4,356,399 in exploration and evaluation costs on these other properties.

With the strategic refocusing by the Company on its core properties, the Lorena and Nuevo Mundo claims (totaling $2,719,689) were written off in the year and the associated mining concessions were since not renewed. The Mojina project was also written off in the year (totaling $1,636,710) and the option agreement was terminated in July 2013.

(f)          Option to Acquire Mineral Interest (Salamandra Property)

During the year ended December 31, 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 upon signing the agreement, and to earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling.  As of December 31, 2013, the Company had fulfilled its first year expenditure requirement and had incurred C$1,044,197 in eligible exploration and evaluation expenditures under the agreement. Subsequent to year end, the Company also fulfilled its first year 3,000 metre drilling requirement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.

A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

During the year ended December 31, 2012, the Company wrote down exploration and evaluation assets totalling $896,099 for the Lagartos X claim (see Note 7(b) above) as well as $2,468,380 relating to the Esperanza Property as exploration assay results failed to meet the Company’s criteria for maintaining the property.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

8.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2013, there were 60,141,718 shares outstanding (December 31, 2012: 60,023,835).

During the year ended December 31, 2013, 117,883 stock options were exercised for cash proceeds of $848,181.

On September 5, 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321. The Company paid a 5.25% commission of $1,756,194 to the underwriters on this placement, and legal and filing costs totaled an additional $408,774.

During the year ended December 31, 2012, 824,901 stock options were exercised for cash proceeds of $5,464,805. On June 18, 2012, 20,000 additional stock options were exercised under a cashless exercise provision of the plan, whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on September 15, 2011 the shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) to convert it into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  Options granted under the plan have a maximum term of 5 years.  As at December 31, 2013, 3,704,958 stock options are outstanding under the Plan, 1,106,379 stock options remain available for grant under the Plan, and 600,000 inducement options are outstanding outside of the Plan.

The following table summarizes the Company’s option activity:

			Weighted		Weighted
		Year ended	average	Year ended	average
		December 31	exercise price	December 31,	exercise price
		2013	(C$/option)	2012	(C$/option)
Balance outstanding,
beginning of year		3,963,717	$9.57	4,123,618	$9.25
Options granted	(1)	1,472,000	5.94	1,160,000	9.92
Options expired		(472,876)	11.65	(475,000)	13.59
Options forfeited		(540,000)	9.02	-	-
Options exercised	(2)	(117,883)	7.25	(844,901)	6.43
Balance outstanding,
end of year		4,304,958	$8.17	3,963,717	$9.57

(1)  During the year ended December 31, 2013, 1,472,000 stock options were granted (December 31, 2012: 1,160,000), with a weighted average exercise price of C$5.94 (December 31, 2012: C$9.92) and a fair value of $2,997,047 (December 31, 2012: $3,946,851) or $2.04 (December 31, 2012: $3.40) per option as of the grant date.  The fair value was determined for the year ended December 31, 2013 using Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 51% (December 31, 2012: 50%), an annual risk free interest rate of 1.69% (December 31, 2012: 1.24%) and expected lives of three years.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant, the exercise price of each option is set no lower than the market value of the common shares at the date of grant.

During the year ended December 31, 2013, the Company recorded share based payment expense of $3,014,711 (December 31, 2012: $3,409,001) relating to stock options vested to employees and consultants in the year.

(2) During the year ended December 31, 2013, 117,883 stock options were exercised (December 31, 2012: 844,901), with a weighted average market share price at the time of exercise of C$10.84 per share (December 31, 2012: C$9.93).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2013:

		Number	Number	Weighted average	Weighted
	Exercise	outstanding at	exercisable at	remaining	average
	price ($C/	December 31	December 31	contractual life	exercise
	option)	2013	2013	(years)	price ($C)
	5.32	72,696	72,696	0.48
(1)	5.35	500,000	166,667	4.79
	5.54	98,594	98,594	0.31
	5.86	872,000	352,000	4.46
	6.32	95,383	95,383	0.96
	6.95	185,000	185,000	1.65
	7.42	225,000	225,000	1.24
	9.15	637,000	450,333	3.59
(1)	9.61	100,000	33,334	4.17
	9.92	564,285	564,285	1.98
	10.44	640,000	640,000	2.67
	11.89	15,000	15,000	1.99
	12.19	300,000	200,000	3.76
		4,304,958	3,098,292	3.18	$ 8.17

(1)	Inducement options issued outside the Company's Plan as an incentive to attact
	senior officers for employment.

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, share option reserve, accumulated other comprehensive income and deficit), net of cash.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Capital as defined above is summarized in the following table:

	Dec. 31, 2013	Dec. 31, 2012
Equity	$102,008,393	$129,235,579
Cash	(25,050,948)	(40,621,158)
	$76,957,445	$88,614,421

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($26 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)           Mexican value added tax
As at December 31, 2013, the Company had a receivable of $958,204 from the Mexican government for value added tax (Note 3). A full recovery is expected by management.

The Company’s maximum exposure to credit risk as at December 31, 2013 is the carrying value of its cash and accounts receivable, as follows:

	Dec. 31, 2013	Dec. 31, 2012
Cash	$25,050,948	$40,621,158
Accounts receivable (Note 3)	982,673	572,295
	$26,033,621	$41,193,453

(b)           Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the C$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

(i)	Exposure to currency risk

As at December 31, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

	Dec. 31, 2013		Dec. 31, 2013
	Mexican Pesos ($P)		US Dollar

Cash	$P	858,899	$16,258,778
Accounts receivable		12,519,122	-
Prepaid		187,102	-
Total Assets		13,565,123	16,258,778

Accounts payable		(3,348,391)	118,178
Total liabilities		(3,348,391)	118,178

Net assets (liabilities)	$P	10,216,732	$16,140,600

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2013 is 10,216,732 Mexican pesos (December 31, 2012 is 407,617 pesos).  A 10% depreciation in the peso relative to the US$ would result in an additional loss as at December 31, 2013 of $78,198 (December 31, 2012 of $3,138).  A 10% appreciation in the peso against the US$ would result in an equivalent decrease in net loss.

US$ relative to the C$

The functional currency of MAG, the parent entity, is the C$ which differs from the US$ presentation currency.  A depreciation in the US$ against the C$ will result in an exchange loss to the extent that the MAG, the parent entity, holds net monetary assets in US$. Specifically, the foreign currency exposure is comprised of $US denominated cash, net of US$ trade and other payables. The carrying amount of the the parent entity’s net US$ denominated monetary assets at December 31, 2013 is $16,140,600.  A 10% depreciation in the US$ relative to the C$ would result in an additional foreign exchange loss as at December 31, 2013 of $1.6 million.  A 10% appreciation in the US$ against the C$ would result in an equivalent foreign exchange gain.

In the year ended December 31, 2013, the Company recognized a foreign exchange gain in the statement of loss of $1,525,770 (December 31, 2012: $329,076) primarily from holding $US in MAG, the parent entity, while the US$ appreciated against the C$ in the period.  The C$ as measured against the US$ was 0.9402 at December 31, 2013, as compared to 1.0051 US$/C$ at December 31, 2012.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(ii)	Translation exposure and the Cumulative Translation Adjustment

Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, and then translated to the US$ presentation currency. The functional currency of MAG, the parent entity, is the C$ which differs from the US$ presentation currency.  It therefore translates its results and financial position into the US$ presentation currency in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, whereby assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported as a cumulative translation adjustment in other comprehensive income.

The sensitivity of the Company's other comprehensive loss for the year ended December 31, 2013 due to changes in the C$ exchange rate in relation to the US$ is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would increase the comprehensive income for the period by $1,521,614 which would be partially offset by an increased exchange loss in the statement of loss by $473,863.  A 10% depreciation in the Canadian dollar against the US$ would increase the comprehensive loss by an equivalent amount which would be partially offset by a decreased exchange loss by an equivalent amount.

During the year ended December 31, 2013, the Company recognized a currency translation loss in other comprehensive income (loss) of $2,394,579 (December 31, 2012: translation gain of $321,340) resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency.  The C$ as measured against the US$ was 0.9402 at December 31, 2013, as compared to 1.0051 US$/C$ at December 31, 2012.

 (d)          Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities and trade and other payables.  The carrying values of cash, accounts receivable, interest receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

At December 31, 2013 and December 31, 2012, the Company’s financial assets and liabilities are categorized as follows:

	December 31, 2013
	FVTPL	Available for sale	Loans and receivables	Total
Financial assets
Cash	$-	$-	$25,050,948	$25,050,948
Accounts receivables (Note 3)	-	-	982,673	982,673
Marketable securities (Note 4)	-	486,700	-	486,700
Financial liabilities
Trade & other payables			830,989	830,989
	$-	$486,700	$26,864,610	$27,351,310

	December 31, 2012
	FVTPL	Available for sale	Loans and receivables	Total
Financial assets
Cash	$-	$-	$40,621,158	$40,621,158
Accounts receivables (Note 3)	-	-	572,295	572,295
Marketable securities (Note 4)	-	430,806	-	430,806
Financial liabilities
Trade & other payables	-	-	1,315,261	1,315,261
	$-	$430,806	$42,508,714	$42,939,520

At December 31, 2013, the Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Level 1 (1)	Level 2 & 3 (2)	Total
Cash	$25,050,948	$-	$25,050,948
Marketable securities (Note 4)	486,700	-	486,700
	$25,537,648	$-	$25,537,648

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

(2) There were no financial instruments fair valued within Level 2 or Level 3 of the fair value hierarchy as at December 31, 2013 or December 31, 2012.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2013 and 2012.

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director (Dr. Peter Megaw) with the Company.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

During the year ended December 31, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $315,662 (December 31, 2012: $321,723) and exploration reimbursements and other field costs totaling $2,160,051 (December 31, 2012: $2,374,816) under the Field Services Agreement.  Included in trade and other payables at December 31, 2013 is $262,527 related to these services (December 31, 2012: $501,495).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it paid consulting fees of $114,215 in the year ended December 31, 2013 (December 31, 2012: Nil).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2013 (%)	2012 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:

	Year ended December 31,
	2013	2012
Salaries and other short term employee benefits	$1,198,236	$1,383,653
Share based payments (Note 8(b))	2,541,720	2,798,726
	$3,739,956	$4,182,379

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations up to his departure April 15, 2013.

14.           COMMITMENTS

As at December 31, 2013, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)

2014	160,472	161,030	-	321,502
2015	-	298,040	835,950	1,133,990
2016	-	235,050	1,311,907	1,546,957
2017	-	-	1,749,209	1,749,209
2018	-	-	-	-
	$160,472	$694,120	$3,897,066	$4,751,658

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, a 2.5% NSR royalty on the interest in the Guigui mining concessions, and a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.           INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31	December 31
	2013	2012
Current tax recovery (expense)	$-	$-
Deferred tax recovery (expense)	(4,234,722)	840,052
Total income tax (expense) recovery	$(4,234,722)	$840,052

The $4,234,722 deferred tax expense for the year ended December 31, 2013 (2012: deferred tax recovery of $840,052) relates to the initial recognition impact of tax reforms enacted in Mexico during fiscal 2013 that are effective January 1, 2014. The deferred tax expense and the corresponding deferred income tax liability of $4,234,722 are non-cash items and will only be realized once the Company’s exploration properties are developed and in production.

The Mexican government enacted a tax reform on December 11, 2013, and introduced a 7.5% mining royalty effective January 1, 2014, payable on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.  The royalty is deductible for Mexican tax purposes.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs.  On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty.  The Company has recognized a deferred tax liability of $4,234,722 as at December 31, 2013 in respect of this royalty.  This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2013	2012

Loss for the year before income taxes	$(25,136,631)	$(13,154,374)
Statutory tax rate	25.75%	25.00%

Recovery of income taxes computed at statutory rates	$6,472,683	$3,288,594
Share based payments and other non-deductible expenses	(761,022)	(872,146)
Mexican inflationary adjustments	(1,187,686)	(906,170)
Higher effective tax rate on loss in foreign jurisdiction	828,555	252,766
Impact of change in statutory tax rates	457,621	-
Unrecognized deferred tax assets	(6,883,902)	(1,996,722)
Mexican income tax impact of mining royalty in Mexico	1,270,417	-
Impact of foreign exchange and other	(196,665)	1,073,730
Impact of initial recognition of 7.5% mining royalty in Mexico	(4,234,722)	-
Total income tax (expense) recovery	$(4,234,722)	$840,052

The  Canadian  combined  statutory  tax  rate  increased  from  25.0%  to  25.75%  in  2013  due  to  an  increase  in  the provincial tax rate for British Columbia from 10.0% to 11.0% on April 1, 2013.

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred income tax assets and liabilities as at December 31, 2013 and 2012 are as follows:

	December 31	December 31
	2013	2012

Tax Losses - deferred tax assets	3,708,901	2,278,419

Excess of book value of exploration and evaluation assets
and investment in associate over tax values	(7,943,623)	(2,278,419)
Net deferred tax liability	(4,234,722)	-

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:
	2013	2012
Tax losses and tax values in excess of book values	$58,386,492	$35,975,128
Financing fees	1,599,044	2,543,405
Cumulative eligible capital	608,819	696,282
Other	537,609	408,554

Total	$61,131,965	$39,623,369

At December 31, 2013, the Company has non-capital loss carry forwards in Canada aggregating $29,838,901 (2012: $29,302,217) which expire over the period between 2026 and 2033, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $237,325 (2012: $253,700) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2013 (expressed in US dollars unless otherwise stated)

At December 31, 2013, the Company has tax loss carry forwards in Mexico aggregating $21,832,769 (2012: $14,958,806) which expire over the period 2019 to 2024, available to offset future taxable income in Mexico.

At December 31, 2013, the Company has $241,877 (2012: $319,258) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds.

16.           SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Company issued 67,836 common shares pursuant to the exercise of stock options between C$5.32 and C$5.86 per share for proceeds of C$371,587.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2013
Dated: March 27, 2014

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2013 and 2012.  It is prepared as of March 27, 2014 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and/or prepared by or under the supervision of Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes NI 43-101. Both Messrs. MacInnis and Megaw are Directors for MAG Silver.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources
This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012	Year ended Dec. 31, 2011
Revenues(1)	$175,995	$213,742	$512,395
Net Loss(2)	($29,371,353)	($12,314,322)	($8,250,743)
Net Loss per Share	($0.49)	($0.22)	($0.15)
Total Assets(3)	$106,448,871	$130,550,840	$103,629,155
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)
The Company’s only source of revenue during the years ending December 31, 2011 to 2013 was interest income from high interest savings accounts held by the Company.  The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)
The Company’s normal course of business is to explore its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic write-down of exploration and evaluation assets (a non-cash charge), share based payment expense (a non-cash charge), and fluctuations in activity levels. The current year’s net loss includes $16,998,885 in exploration and evaluation assets written off (see “Results of Operations” below) compared to $3,364,479 and $531,515 in 2012 and 2011 respectively, and share based payment expense of $3,014,711 compared to $3,409,001 and $2,970,112 in 2012 and 2011 respectively. The 2011 loss was partially offset by a favourable $1,858,120 arbitration award received in that year.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

(3)
At the end of 2013, the Company held $25,050,948 in cash compared to $40,621,158 at December 31, 2012 and $26,217,409 at December 31, 2011, and the Company had $55,410,761 in exploration and evaluation assets compared to $69,137,552 at December 31, 2012 and $60,952,340 at December 31, 2011.  Total assets decreased from December 31, 2012 to December 31, 2013 as a result of the Company’s lower cash balance and the decreased in exploration and evaluation assets held as at December 31, 2013.  The decreased cash is reflective of the continued exploration and business activities of the Company during the year.  No financings were completed during the year ended December 31, 2013.  The decreased exploration and evaluation assets are reflective of the non-core property write offs in the year (see ‘Financial Performance’ and ‘Results of Operations’ below).

(4)
The Company has not declared or paid dividends on its common shares.  The Company has no intent on paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

FINANCIAL PERFORMANCE

At December 31, 2013, the Company had working capital of $25,970,215 (compared to $40,492,095 at December 30, 2012), including cash of $25,050,948 (compared to $40,621,158 at December 31, 2012). The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The Company’s reserves of cash originate from financings with the current cash on hand primarily the result of a brokered private placement completed on September 5, 2012 for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321.

The Company’s net loss for the year ended December 31, 2013 amounted to $29,371,353 (December 31, 2012: $12,314,322).  The net loss increased in the current year primarily as a result of exploration and evaluation cost write-offs during the year ended December 31, 2013 of $16,998,885 (December 31, 2012: 3,364,479) as discussed in “Results of Operations” below.

The $1,525,770 foreign exchange gain during the year ended December 31, 2013 (December 31, 2012: $329,076) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ strengthened against the C$ during the year.  This exchange gain is countered by a currency translation loss of $2,394,578 (December 31, 2012: gain of $321,340) recorded in Other Comprehensive Income and Loss (“OCI”) in the year.  The functional currency of the parent entity, MAG, is the C$ which differs from the US$ presentation currency, which resulted in a currency translation loss as the C$ depreciated relative to the US$ in the year (C$ as measured against the US$ was 0.9402 at December 31, 2013, compared to 1.0051 US$/C$ at December 31, 2012).

During the year ended December 31, 2013, general office expenses including all Annual Meeting related fees, decreased to $854,279 (December 31, 2012: $1,270,000), along with legal fees which decreased to $254,351 (December 31, 2012: $1,170,247).  These decreases are a direct result of costs incurred in the prior comparable period dealing and negotiating with a dissident group of MAG shareholders, which was not applicable in the current period.

In the year ended December 31, 2013, the Company incurred placement fees of $354,583 (December 31, 2012: $8,028) related to the placement fee for a new officer and to the executive search fee undertaken in order to find a new President and Chief Executive Officer (“CEO”) to replace the incumbent Mr. Dan MacInnis.  Mr. MacInnis announced his retirement effective October 15, 2013, but remains as an exploration consultant and as an integral member of the board of directors of the Company.  Mr. George Paspalas, who has held senior management positions at Silver Standard, Placer Dome, and most recently CEO of Aurizon Mines Ltd., was appointed as the successor on October 15, 2013.  Mr. Paspalas brings a wealth of technical, operating and capital market experience to the Company, as it transitions itself to the next level.  In the year ended December 31, 2013, management and consulting fees decreased marginally to $2,184,260 (December 31, 2012: $2,249,385) as two officers departed in the year, partially offset by the increased costs of a new CEO and the continued services of Mr. MacInnis as an exploration consultant.  Other than $53,799 charged to properties (December 31, 2012: $59,478), all corporate management salaries and benefits are expensed in the statement of loss.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

During the year ended December 31, 2013, the Company granted 600,000 inducement stock options (December 31, 2012: nil) and 872,000 stock options (December 31, 2012: 1,160,000) and recorded $3,014,711 (December 31, 2012: $3,409,001) of share based payment expense (a non-cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Shareholder relations and travel costs for the year ended December 31, 2013 decreased to $350,521 and $295,222 (December 31, 2012: $764,643 and $380,998) respectively, as a result of reduced marketing activities undertaken in the current year. Other income and expenses incurred during the year ended December 31, 2013 were all either comparable with the prior period’s expenses or not significant to the overall operations of the year.

During the year ended December 31, 2013, the Company recorded a non-cash deferred tax expense of $4,234,722 (December 31, 2012: tax recovery of $840,052).  The Mexican government enacted a tax reform on December 11, 2013, and introduced a 7.5% mining royalty effective January 1, 2014.  As a result, the Company recorded a deferred tax expense relating to the initial recognition impact of the mining royalty. The deferred tax expense is a non-cash item, and will only be realized once the Company’s exploration properties are developed and in production. The Company also recorded its 44% share of the deferred tax expense applicable to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) as an Equity Pick Up from Associate, amounting to $1,534,769 for the year ended December 31, 2013 (2012: Nil).

In addition to the currency translation loss noted above, during the year ended December 31, 2013 there was an unrealized gain of $50,620 (December 31, 2012: loss of $65,559) recorded in OCI on marketable securities held and designated as available for sale instruments.  The Company also recognized in the Statement of Loss, an impairment of $243,112 in the second quarter of the year on certain marketable securities held where the decrease in value was determined to be prolonged and significant at that time.

RESULTS OF OPERATIONS

During the year ended December 31, 2013, the Company incurred oversight expenditures on the Juanicipio property of $238,251 (December 31, 2012: $879,851) and made joint venture advances to Minera Juanicipio of $4,928,000 (December 31, 2012: $3,697,760).  Exploration drilling and project development on the Juanicipio property are being conducted by the project operator, Fresnillo plc (“Fresnillo”).

The Company’s exploration and evaluation activity on its own 100% owned properties was minimal in the year ended December 31, 2013.  Most of the Company’s activity was focused on its wholly owned Cinco de Mayo property, where $2,149,219 was expended in the year (December 31, 2012: $8,329,879) on costs incurred in preparation for renewed surface access negotiations, and meetings with State and Federal authorities and Community Relations advisors in Mexico.  No drilling has been undertaken in 2013 as the Company is currently in the process negotiating a renewed surface access agreement with the local Ejido (see ‘Cinco de Mayo Property’ below).

Review of asset carrying values and impairments recognized during the period

The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to, amongst other factors, market conditions, metal prices, exploration results achieved to date, and an assessment of the likely results to be achieved from performance of further exploration.

Since April 2013 there has been significant volatility and a negative trend in the market prices for silver, gold and various base metals.  In addition, poor market conditions have recently prevailed, making equity funding for exploration projects challenging. Based on the Company’s analysis, given the prevailing market conditions and the desire to preserve cash for core projects, management has determined that the some of the Company’s non-core assets should be abandoned.  In the year ended December 31, 2013, exploration and evaluation assets totaling $16,998,885 were written off (December 31, 2012: $3,364,479).  The Lagartos Properties, specifically the “Lagartos NW,” “Largartos SE” and “Lagartos V” claims, totaling $12,642,486 were written off, along with the 100% owned Lorena and Nuevo Mundo claims totaling $2,719,689, and their respective concessions were either not renewed in the year or will not be renewed going forward.  The Mojina property was also considered impaired, and the option earn in agreement was terminated and its associated exploration and evaluation costs totaling $1,636,710 were written off.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio project located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo, holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the year ended December 31, 2013, the Company’s total expenditures on the Juanicipio property amounted to $5,166,251 (December 31, 2012: $4,577,611), and included $4,928,000 (December 31, 2012: $3,697,760) for its 44% share of cash advances, and a further $238,251 (December 31, 2012: $879,851) expended directly by the Company on project oversight.  Cumulatively to December 31, 2013, the Company has spent on its own account and through advances to Minera Juanicipio, a total of $24,627,990 (December 31, 2012: $19,502,181) on the Juanicipio property.

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2013 amounted to $10,510,316 (2012: $5,153,997).

UPEA

A NI 43-101 compliant Updated Preliminary Economic Assessment dated July 1, 2012 entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. (the "UPEA"), was filed on SEDAR on July 16, 2012.  The UPEA defined the Juanicipio Project as a high-grade underground silver project that will produce an average of 10.3 million payable ounces of silver per year over a 14.8 year total mine life.  The AMC base case (utilizing a discount rate of 5% and metal prices of $23.39 per ounce for silver, $1,257 per ounce for gold, $0.95 per pound for lead, and $0.91 per pound for lead) reported a pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis (see comments on ‘Income Tax – New Tax Regime Effective January 1, 2014’ below in ‘Outlook’).

The UPEA also assesses the project economics across various modeled silver and gold price scenarios, reflecting material improvements as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% pre and post-tax interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

While the results of the UPEA are promising, the UPEA constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the UPEA will be realized, or if realized, that the financial results will be consistent with the UPEA.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Qualified Person: The Updated Preliminary Economic Assessment prepared by AMC Mining Consultants (Canada) Ltd. (the “UPEA”) referred to above was filed on SEDAR.  Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes National Instrument 43-101, Standards of Disclosure for Mineral Projects has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate and financial analysis.

Underground Development Program

On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved a permitting and underground development budget of $25.4 million (the “Initial Development Budget”).  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development, as well as 35,000 metres of infill drilling on the Valdecañas Vein. The development program is being managed by Fresnillo as operators of the Joint Venture, and is based on recommendations made to Minera Juanicipio in the UPEA.

Minera Juanicipio began the development permitting process in the fall of 2012 with the expectation of commencing the underground decline development in the first half of 2013.  However, due to development permitting delays resulting from the recent Mexican government changeover, the start of the decline development was unavoidably delayed.  On October 28, 2013, the Company announced that its joint venture partner Fresnillo, had commenced the underground development at the Juanicipio project.  The initiation of underground work follows a year of engineering, hydrological and environmental studies in support of required permits, all of which are now in hand. With the portal area preparation complete, a continuous miner has started excavating the uppermost part of the access ramp.  A photo gallery of progress at Juanicipio is available at http://www.magsilver.com/s/PhotoGallery.asp?ReportID=610413.

This initial underground work is being carried out under the previously approved $25.4 million Initial Development Budget, although the permitting delays have extend the time-line for executing this budget.  A total of $1.3 million of the Initial Development Budget had been incurred by Minera Juanicipio to December 31, 2012, with the remaining $24.1 million originally budgeted for 2013 ($13.1 million) and 2014 ($11 million).  With the late start on the underground development, the budgeted $13.1 million was not fully expended in 2013, and a balance of approximately $5.7 million is being carried forward.  The proposed 2014 Minera Juanicipio development budget is $11.4 million (MAG’s 44% share is $5 million) and is focused primarily on the ramp decline advancement.  To date, approximately $12.6 million of the Initial Development Budget has been funded by the joint venture partners (MAG’s share funded to date is $5.5 million), with the balance to be funded in 2014 and early 2015 (MAG’s share remaining to be funded is approximately US$5.7 million).

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Infill drilling - Valdecañas Vein

The Initial Development Budget proposed 35,000 metres of infill drilling on a maximum of 75 metre centres along the Valdecañas Vein, designed to convert inferred mineral resources to indicated mineral resources.  To December 31, 2013, a total 40 infill holes had been completed by Fresnillo as operator, with an additional two holes completed subsequent to year end, and the final 4 holes of the infill program currently in process.  Assay results have been provided by Fresnillo as operator, for all 40 holes, with assays pending on the two holes completed subsequent to year end.  Details are available at http://www.magsilver.com/i/pdf/Juanicipio-Drill-Results-12-31-13.pdf. These results are from the central part of the Valdecañas Vein and related splays, and help confirm the continuity of this zone.  The results to date have been as expected showing the typical metal zoning of Fresnillo-style veins in the district. Sample results include hole M13 drilled on the east end of the Valdecañas Vein which returned 5.28 metres true width (all assays are reported as true width unless otherwise noted) of 1.9 grams per tonne (g/t) gold, 420 g/t silver and another 2.2 metres  grading 0.46 g/t gold and 730 g/t silver.  Hole M16 drilled on the west end of the Valdecañas Vein returned two intercepts of 3.71 metres grading 5.2 g/t gold, 626 g/t silver and 10.5% lead and zinc combined and 1.20 metres grading 0.4 g/t gold 107 g/t silver and 5.1% lead plus zinc.  Another hole (M25) drilled on the east end of the vein returned 13.5 metres of 0.8 g/t gold, 674 g/t silver and 8.4% combined lead and zinc.  Assay results from hole M8 were probably the best in terms of width and reported grade.  The results were 8.0 m grading 1.9 g/t gold, 1,848 g/t silver and 11.6% combined lead and zinc.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Exploration Program

The 2013 exploration budget for Minera Juanicipio had been established as $3.7 million, which included 13,033 metres of drilling to explore for additional veins and to delineate the high grade ore shoot emerging on the Juanicipio Vein.  However, permitting for some of the areas where exploration drilling was planned has taken longer than expected and the majority of drilling in 2013 was ultimately concentrated on infill drilling on the Valdecañas Vein (see above).  Infill drilling designed to convert inferred mineral resources to indicated mineral resources, is part of the Initial Development Budget referred to above, and is excluded from the 2013 exploration budget.  It is expected that the drills will return to exploration drilling now that the Valdecañas infill drill program nears completion. Significant exploration work is planned to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.  The proposed 2014 exploration budget for Minera Juanicipio is US$3.6 million (MAG’s 44% share is US$1.6 million).

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico.  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

The Pegaso Zone (Hole CM12-431)

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling is required and can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

Year ended December 31, 2013

In the year ended December 31, 2013, the Company incurred exploration and evaluation costs of $2,149,219 (2012: $8,329,879).  The principal focus of work has been preparation for negotiations with the local Ejido (see ‘Soil Use Change Permit and surface access’ below) which included meetings with Chihuahua State, Municipal, and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico. This process was protracted due to political transition periods stemming from a new party and Presidency assuming operation of the Mexican government in December 2012, coupled with Municipal elections held in July 2013.

A comprehensive environmental audit done in September 2012 was received in January, 2014, and is highly favourable. The only requirement is for MAG to remove a concrete pad and revegetate 0.145 ha (145 square metres) of disturbed ground.  MAG fully intends to comply with this requirement order as soon as it regains access to the property.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

“Soil Use Change Permit” and surface access

As of 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the required Soil Use Change Permit.  The Company had a long-standing and productive working relationship with this Ejido and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the Ejido voted to order MAG to vacate its Cinco de Mayo property.

Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company was notified subsequent to year end that the Tribunal had rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same Ejido members, and should be considered by the second quarter of 2014.

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco.

In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  In 2012, MAG engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a Preliminary Economic Assessment (“PEA”).  The PEA preparation has been extended to include a marketing study on ammonium dimolybdate (ADM), an intermediate product, that if marketable, would reduce the overall operating and capital costs for the project.  The completion of the Pozo Seco PEA is pending the finalization and analysis of this marketing study.

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Salamandra Project

During the year ended December 31, 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 upon signing the agreement, and to earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling.  As of December 31, 2013, the Company had fulfilled its first year expenditure requirement and had incurred C$1,044,197 in eligible exploration and evaluation expenditures under the agreement. Subsequent to year end, the Company also fulfilled its first year 3,000 metre drilling requirement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

In March 2014, the Company announced the complete assay results from its five hole, 3,500 metre Phase 1 drill program (see press release dated March 17, 2014). Drilling had begun in November, 2013 and in February, 2014 an additional 500 metres of drilling was added to the program. The exploration program consisted of five widely separated holes and all five hit high-grade to strongly anomalous silver-copper or zinc mineralization over significant widths.  True thickness cannot yet be determined for any of the intercepts.

The system remains open in all directions and the drilling program is currently operating with two diamond drill rigs.

Hole SM14-15 hit high-grade silver-copper mineralization over 7.89 metres, which reported 166 grams/tonne (“g/t”) (4.9 ounces per ton (“opt”)) silver (“Ag”) and 1.2% copper (“Cu”), including: 2.3 metres grading 393 g/t (11.5 opt) Ag and 3.6% Cu with appreciable lead (“Pb”) and zinc (“Zn”).  In contrast, Hole SM13-13 cut 31.72 metres grading 3.5% Zn including 17.72 metres grading 5.0% Zn with no other appreciable metals.  Notably, SM13-13 contained zinc mineralization for almost its entire length, with 810 metres averaging 0.6% Zn including several thick zones grading over 1.5% Zn.  The remaining three holes cut significant or strongly anomalous amounts of Ag, Cu, Zn and Pb.  Previous drilling at Salamandra by Canasil (Holes 1-12) was undertaken in a limited area characterized by medium to high-grade zinc mineralization.  MAG’s exploration program was designed to probe and develop a better understanding of the scope and size of the system and development of exploration vectors, so drilling focused on targets 200 to 2000 metres from previous drilling.  Targets included mineralized intrusive breccias, dike swarms and mineralized structures revealed by MAG’s detailed geologic mapping, geochemical sampling, and reinterpretation of Canasil geophysics.

Salamandra appears to be a typical Mexican CRD-Skarn and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin district.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo trend (that hosts MAG’s Juanicipio Project).  Salamandra is exposed in a north-northwest-elongate window of Cretaceous sedimentary rocks flanked on the east by a fault-bounded upthrown block of mid-Tertiary rhyolite-andesite volcanic rocks and on the south and west by recent basalt flows erupted from a series of linear vents and cinder cones.  The Cretaceous sedimentary rocks include calcareous shales and sandstones of the Indidura and Agua Nueva Formations, which regionally overlie the Cuesta del Cura Limestone, host to some of the largest CRD-skarn systems in Mexico, including Sabinas-San Martin deposit. Known mineralization occurs around the flanks of a multi-phase igneous complex composed of early dacite dykes and plugs cut by later rhyodacite and rhyolite dykes, plugs and flow domes.  The Cretaceous rocks surrounding the intrusive center are pervasively altered to hornfels and skarn for several hundred metres from the contact.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Mineralization on the property is clearly multi-phase with a strong Cu-Ag stage and a separate Zn stage (itself multi-stage) dominating.  A late antimony (Sb) vein stage is also present, very similar to that seen at Sabinas-San Martin.  Large-scale intrusive breccias occur along the margins of the igneous centre and several are pervasively altered and mineralized with Ag, Pb, Zn and Cu with trace Au.  Breccia dykes composed of sedimentary and igneous rocks, mixed with fragments of mineralization to 10 centimetres across, are also present and some are themselves mineralized.  Some of these breccias contain fragments of Cuesta del Cura like limestones and this unit is being sought in the drill program.  The lateral extent of the system is masked by alluvium to the east and north and basalt flows to the south and west. Regionally the basalts are known to be very thin (less than 50 metres) so the system could continue laterally at shallow depth in several directions.

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on various mining claims on the Fresnillo Silver Trend to the northwest (“Lagartos NW” and “Lagartos V”) and to the southeast (“Lagartos SE” and the Lagartos 5”) of the Juanicipio property, (collectively the “Lagartos Properties”).  To December 31, 2013, the Company has incurred to date cumulatively $12,642,486 on exploration and evaluation expenditures on the Lagartos properties, (December 31, 2012: $13,044,712), primarily related to semi-annual land taxes and holding costs.

As noted above, with the current industry market conditions combined with a strategic refocusing by the Company on its core properties, the claims to the northwest (the ‘Lagartos NW’ the ‘Lagartos SE’ and ‘Lagartos V’ claims, totaling $12,642,486) were written off in the year ended December 31, 2013.

The Don Fippi (Batopilas) Property

The 100% owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous exploration work in 2010, included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and resumed east of the district in late 2012.  Work is expected to return to the project area but until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $122,350 at Batopilas during the year ended December 31, 2013 (December 31, 2012: $53,787) primarily on holding costs.

Guigui Properties

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies were identified in late 2007 but could not be drilled because they straddle the eastern border of the original “Guigui” claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed and obtained the additional 3,800 hectare “Guiguito” concession.  The combined property now consists of roughly 8,300 hectares.

The Company incurred $114,644 (December 31, 2012: $49,484) in costs on Guigui during the year ended December 31, 2013, primarily to maintain the property. With the newly acquired adjoining ground, the Company is currently re-evaluating its plans for this project.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2013	$41,540	$(16,004,239)	$(0.27)
September 30, 2013	$42,362	$(1,488,348)	$(0.02)
June 30, 2013	$52,630	$(10,220,693)	$(0.17)
March 31, 2013	$39,463	$(1,658,073)	$(0.03)
December 31, 2012	$61,890	$(6,147,126)	$(0.10)
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, property write-offs, and deferred tax expense) as described above in “Financial Performance” and in “Results of Operations.”

FOURTH QUARTER

For the three months ended December 31, 2013, the Company incurred a net loss of $16,004,239 compared to a loss of $6,147,126 in the comparable prior quarter.  The net loss increased compared to the prior quarter primarily due to increased exploration and evaluation write-offs, and the deferred tax expense impact resulting from a Mexican imposed 7.5% royalty (see ‘Financial Performance’ above) .  Exploration and evaluation costs written off in the three months ended December 31, 2013 amounted to $8,576,602 (2012: $3,364,479) as the Lagartos SE claims written off (see “Results of Operations” above).

During the three months ended December 31, 2013, the Company granted Nil stock options (2012: 300,000) and 500,000 inducement options (2012: nil), and recorded $753,568 (2012: $980,401) of share based payment expense (a non-cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model, assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 51% (2012: 50%), an annual risk free interest rate of 1.69% (2012: 1.31%), and expected option lives of three years.

Shareholder relations and travel costs for the year ended December 31, 2013 decreased to $94,106 and $76,281 (2012: $208,264 and $114,111) respectively, as a result of reduced marketing activities undertaken in the current quarter.  Other income and expenses incurred during the quarter ended December 31, 2013 were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.

Partially offsetting the loss in the quarter ended December 31, 2013 was a foreign exchange gain in of $556,273 (2012: gain of $317,350) resulting from holding US$ in Company’s parent entity (where the functional currency is C$), while the US$ strengthened against the C$.  This exchange gain is countered by a currency translation loss in the quarter of $908,132 (2012: loss of $520,268) recorded in OCI, resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency.  The C$ as measured against the US$ was 0.9706 at September 30, 2013, compared to 0.9402 US$/C$ at December 31, 2013.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

In the quarter ended December 31, 2013, no stock options were exercised (2012: 249,853 stock options exercised with exercise prices between C$5.32 and C$10.01 for cash proceeds of $1,595,188).  Operationally, in the three months ended December 31, 2013, the Company incurred $793,081 on exploration and evaluation expenditures (2012: $1,339,400) primarily on the Company’s 100% owned Cinco de Mayo property and on the Salamandra optioned property.  The Company incurred oversight expenditures on the Juanicipio property of $67,270 (2012: $96,777) in the fourth quarter, and was required to make Nil joint venture advances in the quarter (2012: $1,277,760) as Minera Juanicipio operated from funds on hand from previous cash calls.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on the Company’s analysis of its properties and given the current difficult market conditions, management determined that the values of some of the Company’s exploration and evaluation assets had been impaired as at December 31, 2013, and consequently wrote them off (see ‘Results of Operations’ above).  Should current market conditions further deteriorate and commodity prices decline for a prolonged period of time, a further impairment of mineral properties may be required.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  A Feasibility Study confirming the economic feasibility of the Minera Juanicipio project is contemplated as a condition precedent to the joint venture parties making a development decision. Minera Juanicipio has not completed a feasibility study on the Juanicipio Project and, accordingly, a formal ‘production decision’ has not yet been considered by the Company and Fresnillo. However, as noted above, on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project, based on the results of the UPEA.  The UPEA, which recommended the advancement of the Juanicipio project, provides MAG and Fresnillo a framework on which the joint venture Technical Committee guides the continued advancement of the project.

The proposed 2014 Minera Juanicipio development budget is $11.4 million (MAG’s 44% share is $5 million), and is designated primarily for the ramp advancement and some detailed engineering. According to the UPEA timeline, the first 33 months of development focuses primarily on ramp decline. To date, the entry portal, surface explosive magazines and associated infrastructure have been completed, and the decline has progressed in excess of 200 metres utilizing a continuous miner for most of the advancement.  Subsequent to year end, in mid-March, the contractor hired by Fresnillo to construct the ramp decline on behalf of Minera Juanicipio received its full explosives permit from the Mexican Ministry of Defense.  Development of the Juanicipio ramp decline is now advancing with conventional drill and blast cycles as well as with the continuous miner. With the explosives permit in hand and the addition of conventional drill and blast cycles, the advance rate should improve substantially.

The UPEA indicated a project development and production schedule of approximately 3.5 years from the start of development, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has publically reported that it expects that Juanicipio will be in production by approximately 2018.  The Company believes the timeline laid out in the UPEA is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development decision will be made and that production will be achieved in accordance with the UPEA.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

In addition to the Juanicipio development, exploration work is also planned to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground.  The proposed 2014 exploration budget for Minera Juanicipio is $2.7 million (MAG’s 44% share is $1.2 million).

Cinco de Mayo Outlook

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido, since it was asked to vacate the property in November 2012.  The Company continues to work diligently with State and local officials to negotiate renewed access to the Company’s mining claims.  MAG believes that the access issue is a temporary delay, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido.

Salamandra Outlook

The system remains open in all directions and the drilling program is currently operating with two diamond drill rigs, as the Company continues to delineate the system while fleshing out the best intercepts.

Income Tax – New Tax Regime Effective January 1, 2014

The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect mining companies operating in Mexico. The changes directly affecting the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes.  Should the tax reform changes remain in place once Minera Juanicipio or any of its other properties are in production, it will be subjected to the new tax regime.  The effects of these changes have not been reflected in the 2012 UPEA.  However, various industry challenges and lobbying are expected over the next several years, and possible tax planning opportunities may exist to reduce the impact of the tax changes. Previous similar attempts at implementing mining royalty fees in Mexico have subsequently been eliminated after implantation. Managements’ initial assessment of the tax reform changes is that they will not have an impact on the viability of the Juanicipio project.

Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled. There is no expected impact of this change on the Company in 2014, but future years may be affected.

An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at March 27, 2014, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
Capital Stock	60,209,554
Stock Options	4,237,122	$5.32 - $12.19	1 months to 4.5 years
Diluted	64,446,676

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2013 the Company had 60,141,718 common shares issued and outstanding (December 31, 2012: 60,023,835).

At December 31, 2013, the Company had working capital of $25,970,215 (compared to $40,492,095 at December 31, 2012), including cash of $25,050,948 (compared to $40,621,158 at December 31, 2012).  Accounts receivable as at December 31, 2013 totaled $982,673 (December 31, 2012: $572,295) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, for which the Company expect a full recovery. Current liabilities at December 31, 2013 amounted to $830,989 (December 31, 2012: $1,315,261) and are attributable primarily to accrued exploration and administrative expenses.

The Company’s primary source of historic capital has been from the sale of equity, although no financings have been undertaken in the year ended December 31, 2013. In the comparable prior period to December 31, 2012, a brokered private placement closed on September 5, 2012 for net proceeds of $31,286,353. With respect to that financing, the Company’s intended use of the proceeds as outlined in the offering document is being adhered to in all material aspects.  However, with the permitting delays Juanicipio and the surface access delay a Cinco de Mayo, some of the planned expenditures have been deferred to 2014.

The primary use of cash during the year ended December 31, 2013 was for exploration and evaluation expenditures totaling $4,563,344 (December 31, 2012: $11,981,221), and the Company also expended on its own account and through advances to Minera Juanicipio $5,166,251 (December 31, 2012: $4,577,611) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. As at December 31, 2013, Minera Juanicipio had a cash balance of $2.2 million from previous cash calls to the Company and Fresnillo, which will be utilized in the current underground program and for project exploration (see ‘Juanicipio Project’ above and ‘Juanicipio Development’ below).

During the year ended December 31, 2013, 117,883 stock options were exercised for cash proceeds of $848,181 (for the year ended December 31, 2012, 824,901 stock options were exercised for cash proceeds of $5,464,805, and a further 20,000 stock options were exercised under a cashless exercise provision of the plan whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options).  In the years ended December 31, 2013 and 2012 there were no shares issued for mineral properties.

The Company currently has sufficient working capital to maintain all of its properties and currently planned programs through the next 12 months.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  As noted above (‘Juanicipio Property’ and ‘Outlook’), on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project, based on the results of the UPEA.  The UPEA estimated total project capital at $302 million inclusive of capitalized operating costs (MAG’s share is US$133 million), over 3.5 years from the start of development. With the first 32 months of development focused primarily on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule.  The current year’s development budget is only $11.4 million (MAG’s 44% share is $5 million), and because Minera Juanicipio only approves budgets annually, it has not yet evaluated and proposed a budget for 2015 and beyond.  However, the scale and scope of the complete development of the Juanicipio Project will require capital over the next 3.5 years exceeding the Company’s cash on hand resources.  In addition, the UPEA is preliminary in nature, and actual costs and development time, may exceed those laid out in the UPEA.  It is unlikely that the Company will generate sufficient operating cash flow to fund its share of development costs, and accordingly, future liquidity will therefore depend upon the Company’s ability to arrange debt or additional equity financings.  The Company currently relies on equity financings to fund its exploration and development, and its corporate activities.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$564,120	$141,030	$423,090	$-	$-
Cinco De Mayo (2)	130,000	20,000	110,000	-	-

Subtotal - Option Payments	$694,120	$161,030	$533,090	$-	$-

Exploration & Evaluation Expenditures
Salamandra (1)	3,027,381	-	1,278,172	1,749,209	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$3,027,381	$-	$1,278,172	$1,749,209	$-

Option Payments and Exploration Expenditures – Total	$3,721,501	$161,030	$1,811,262	$1,749,209	$-

Office Lease	120,354	120,354	-	-	-
Total Obligations	$3,841,855	$281,384	$1,811,262	$1,749,209	$-

(1)
Salamandra property option payments of C$600,000 and exploration commitments of $3,027,381 million over the next four years in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the following four years is required to exercise an additional 15% option on the property.

(2)	Cinco De Mayo property option payments of $130,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future (see ‘Juanicipio Development’ above). Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas; and a 2.5% NSR royalty on the interest in the Guigui mining concessions.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such final costs to the Company.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above).

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements (see ‘Contractual Obligations’ above)  and to the Minera Juanicipio joint venture, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 27, 2014 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years, and again in 2014.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the consolidated financial statements of the Company as at December 31, 2013).

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director (Dr. Peter Megaw) with the Company.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

During the year ended December 31, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $315,662 (December 31, 2012: $321,723) and exploration reimbursements and other field costs totaling $2,160,051 (December 31, 2012: $2,374,816) under the Field Services Agreement.  Included in trade and other payables at December 31, 2013 is $262,527 related to these services (December 31, 2012: $501,495).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it paid consulting fees of $114,215 in the year ended December 31, 2013 (December 31, 2012: Nil).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2013 (%)	2012 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:

	Year ended December 31,
	2013	2012
Salaries and other short term employee benefits	$1,198,236	$1,383,653
Share based payments (Note 8(b))	2,541,720	2,798,726
	$3,739,956	$4,182,379

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations up to his departure April 15, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements as at December 31, 2013 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2013:

IAS 1, Presentation of Financial Statements. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The Company has amended its consolidated statement of comprehensive loss for the year in these consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive loss, there is no net impact on the Company’s comprehensive loss.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 10 did not have an effect on the Company’s consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any subsidiaries or the associate.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.  If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.  IAS 28 as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard).

The Company completed an analysis of its investment in Minera Juanicipio to determine the appropriate accounting treatment under IFRS 11 and IAS 28, and to assess whether there would be any changes required from the previous equity method of accounting.  Based on the analysis, the Company has concluded that it does not have control or joint control over Minera Juanicipio, but rather continues to have significant influence over it.  Accordingly, the accounting treatment as an “Investment in Associate” remains unaffected, and the adoption of IFRS 11 and IAS 28 do not have an effect on the Company’s consolidated financial statements for any of the periods presented.

IFRS 12 Disclosure of Involvement with Other Entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. Accordingly, the Company has included additional disclosures about interests in other entities in these consolidated financial statements, and has included summarized financial information for significant associates.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

This standard has no significant accounting impact on the Company given its existing asset and liability mix to which fair value accounting applies.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. This standard does not mandate which entities produce separate financial statements and it has no impact on the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

•
IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

•
IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

The Company has not early adopted these standards and is currently evaluating the impact, if any, that these standards may have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past five years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2013.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2013
(expressed in US dollars unless otherwise stated)

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2013 were approved by the Board on March 27, 2014. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Company issued 67,836 common shares pursuant to the exercise of stock options between C$5.32 and C$5.86 per share for proceeds of C$371,587.

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